Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
September 15, 2005
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Ensource Energy Income Fund LP Registration Statement on Form S-4 File No. 333-126068 Filed June 23, 2005
Ladies and Gentlemen:
     Set forth below are the responses of Ensource Energy Income Fund LP (the “Partnership”) to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated August 19, 2005, with respect to the above referenced filing. All page references are to the version of Amendment No. 1 to the Registration Statement filed on the date hereof (the “Amendment”). For your convenience, the comments provided by the Staff have been included before the response in the order presented in the comment letter.
     If you have any questions or comments, please call the undersigned at (713) 220-4360 or Tim Langenkamp at (713) 220-4357. If you have any questions or comments with respect to accounting issues, please call Scott Smith at (713) 659-1794.

Very Truly Yours,
/s/ G. Michael O’Leary
G. Michael O’Leary

MEMORANDUM
General
1.	Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Response: We have made corresponding revisions in all places where your comments apply.

2.	We note that the Trust must liquidate as of May 15, 2013 whereas the Partnership has no designated termination date. Provide the disclosure required by the roll-up rules. See Securities Act Release 33-6900.

Response: We have revised the document to provide the applicable disclosure required by the roll-up rules. Please be advised that certain of the requirements are not applicable to the transactions that are the subject of the registration statement — for example, only a single entity, Eastern American National Gas Trust (“NGT”) is to be combined with the Partnership and the trustees of NGT are not receiving any consideration pursuant to the transactions.

3.	Provide updated and current disclosure throughout the prospectus. For example, update the status of your application with the New York Stock Exchange and the status of the completion of the private placement you indicate will be conducted by Ensource Energy Partners, LP in order to provide you with the capital contribution that is a condition of the exchange offer.

Response: We have amended the document to provide updated and current disclosure throughout the document and have revised the document to include the update that the Partnership has filed its application to list its common units with the New York Stock Exchange. In addition, we have updated the document to disclose the status of the private placement that will be conducted by Ensource Energy Partners, LP.

4.	Please be advised that we will need time to review all omitted exhibits, including the management agreements referenced as exhibits 10.1 and 10.2 and the opinions of counsel. We may have further comments.

Response: We have filed additional exhibits and one of the opinions of counsel. We acknowledge that you will need time to review the exhibits included in this filing and all omitted exhibits filed in future amendments.

5.	Minimize the usage of defined terms. Further, when using defined terms, ensure that you define such terms when first used. For example, the term Distribution Threshold amount is used throughout the Question and Answer and Summary sections but is not defined until page 77. Please revise the disclosure accordingly.

Response: We have amended the document to define “Distribution Threshold Amount” where it first occurs and have made similar revisions throughout the document. We have also included a glossary of defined terms as Annex B.

6.	Pursuant to the requirements of Item 14 of Form S-4, please provide information with respect to the registrant as required by Items 301, 303 and 305 of Regulation S-K.

Response: As we discussed with Melissa Campbell Duru of the Commission’s staff, the Partnership has not conducted any operations since its inception on May 26, 2005. As a result, the Partnership does not have selected financial data or management’s discussion and analysis per Items 301 and 303 of Regulation S-K. Included under the new caption entitled, “Management’s Outlook,” the Partnership has attempted to provide a summary of expected critical accounting policies and quantitative and qualitative disclosure about market risks.

7.	Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1 (a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response: We confirm that the Partnership will hold open the exchange offer described in the prospectus for at least 20 full business days as required by Rule 14(e)-1(a). Moreover, we confirm that the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 will include the expiration date for the exchange offer.

8.	We note that all gas currently produced by the Trust is purchased by Eastern Marketing Corporation. In the appropriate location(s), address how the exchange offer and second-step merger affects that agreement and any other agreements with Eastern American.

Response: We have added disclosure about the gas purchase agreement with Eastern Marketing Corporation on page 92 in “The Second-Step Merger and Post-Merger Exchange Process—Plans for NGT and the Depositary—No Termination of Gas Purchase Contract.”
Cover Page
9.	Limit the outside cover page to one page. See Item 501(b)(1) of Regulation S-K.

Response: We have revised the document to limit the outside cover page to one page in compliance with Item 501(b)(1) of Regulation S-K.

Where You Can Find More Information, page iv
10.	Please revise the disclosure to reflect the new address of the Securities and Exchange Commission at 100 F Street NE, Washington, DC 20549.

Response: We have revised the document to reflect the new address of the Securities and Exchange Commission.
Cautionary Note Regarding Forward Looking Statements, page iv
11.	Delete the phrase “within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act” or revise the disclosure to make clear that the safe harbor protections do not apply to statements made in connection with the tender offer. We remind you that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

Response: The Partnership acknowledges that the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with the tender offer. Accordingly, we have deleted the phrase “within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act” on page iv in the section “Cautionary Note Regarding Forward-Looking Statements.”
Note on NGT Information, page iv
12.	Please highlight and move to the beginning of this section, the third sentence of this section to emphasize the fact that NGT and its trustee have not cooperated or recommended any action with respect to your engagement and unitholders’ participation in the exchange offer/tender offer.

Response: We have revised the document by relocating to the start of the paragraph, and italicizing the fourth sentence of the document on page v in the section “Note on NGT Information.”
Questions and Answers About the Exchange Offer and Second-Step Merger, page 1
13.	Please eliminate duplicative disclosure regarding the offer that appears in the Questions and Answers section and Summary section. For example, repetitive disclosure appears regarding the conditions of the exchange offer, the procedures related to tendering and withdrawing depositary units and the consideration being offered to deposit trust unitholders in the offer.

Response: We have revised the document to eliminate duplicative disclosure regarding the offer that appears in the Questions and Answers and Summary section.

14.	Revise this section and the Summary to provide a more balanced discussion. We note for example, that you do not clearly disclose the fact that the trustee’s consent is a pre-condition to effecting the second-step merger and implementing the proposed business plan set forth in the prospectus. Also, while referencing the business model and acquisition model you plan on implementing, you fail to disclose that deposit trust unitholders have no basis upon which to evaluate your choice of acquisitions or business model because the operating company has not yet made and has not yet identified and developed any other property acquisitions. Finally, address some of the risk associated with the exchange and your business plan — i.e. uncertainty regarding the interests you may acquire, the risks associated with hedging, etc.

Response: We have revised the Questions and Answers and Summary section to provide a more balanced discussion based on your comment. We have revised the document to clearly disclose that the trustee’s consent is a pre-condition to effecting the second-step merger on page 28 in “Summary—Second Step Merger.” We have also revised the document to identify risks associated with the exchange offer and the Partnership’s business plan.

15.	Please update us as to the status of any further negotiations you have had with the trustee. Additionally, inform us of whether or not the trustee will likely withhold its consent to the second-step merger in the event the exchange offer is successful. Elaborate upon the circumstances in which the Trustee’s consent can or will be granted. Explain what fiduciary duties the Trustee is bound to follow and whether there is any applicable contractual agreement or state law that defines these duties.

Response: We have updated the disclosure to reflect the current status of negotiations with the trustee, our thoughts on the likelihood of its consent to the second-step merger and the circumstances in which the trustee’s consent can or will be granted. We have also added disclosure relating to the fiduciary duties of the trustee.
“What is the Partnership’s ...,” page 1
16.	Revise the disclosure so that you include either in this section or the Summary, further clarity, as partially done on page 28, regarding how withdrawn units became withdrawn. Provide further information regarding the rights such unitholders have relative to deposit trust unitholders, the “certain circumstances” that impact the transferability of such withdrawn units and whether such units can become “re-deposited” such that they would be available for tender. In light of the fact that you are not making the offer to holders of withdrawn trust units, tell us what consideration was given to the applicability of the Rule 14d-10 to your offer.

Response: We have revised the disclosure in the Summary section under “What is the Partnership’s...” in response to your comments. In addition, we determined that the exchange offer (directed only at depositary units and excluding withdrawn trust units) did not violate Rule 14d-10 because each of the depositary units and withdrawn trust units constitute a distinct class of securities. Each depositary unit consists of beneficial ownership of one trust unit and a $20 face amount beneficial ownership interest in a $1,000 face amount zero coupon U.S. Treasury obligation maturing on May 15, 2013. By contrast, each withdrawn trust unit consists solely of an ownership interest in NGT, without any corresponding interest in a zero coupon bond, and under the NGT trust agreement withdrawn trust units are subject to restrictions on transfer. In addition, the depositary units are listed for trading on the New York Stock Exchange, whereas the withdrawn trust units are not listed for trading. As a result of this difference, the depositary units and withdrawn trust units are not the same class of securities, and Rule 14d-10’s prohibition of disparate treatment of holders of the same class of securities does not require inclusion of holders of the withdrawn trust units in the exchange offer. Furthermore, the NGT trust agreement would prohibit all transfers to the Partnership even if the Partnership were to tender for same — rendering such tender illusory.
What will I Receive in Exchange...,” page 2
17.	In addition to the example you provide, indicate the amount of the special cash distribution each holder would receive per unit if the minimum tender condition were satisfied and if all units were tendered so that holders are provided with a range of the amount that would be distributed to them upon consummation of the offer.

Response: We have added the requested disclosure relating to the range of possible per unit participation in the special cash distribution.
“Why is the Partnership Proposing...,” page 3
18.	In light of the fact that there is no guarantee of your ability to provide and pay for the cash distribution you cite and it is not required disclosure under Item 501 of Regulation S-K, eliminate the reference to the $0.50 proposed distribution that appears in the response. Also, balance the disclosure in the response by addressing why unitholders of a publicly traded company should exchange their units for the units of your company and the risks associated with your lack of an operational history.

Response: We have revised the document to eliminate the reference to the $0.50 proposed distribution based on your comment. We have also balanced the disclosure in the response to address why unitholders of a publicly traded company should exchange their units for units of the Partnership. In addition, we have included a reference to relevant risk factors.

19.	In the seventh bullet, you discuss UBTI. You also raise this point in other parts of the prospectus. Here, or elsewhere, address the Trust’s exposure and history regarding UBTI.

Response: We have addressed the Trust’s exposure and history regarding UBTI in the tenth bullet in the Questions and Answers section under “Why is the Partnership

Proposing that Depositary Unitholders Exchange their Depositary Units into Common Units?” on page 3.
Who is Ensource Energy Income Fund?, page 4
20.	Rather than state you are “newly-created,” indicate the date you were formed.

Response: We have revised our document to reflect the date the Partnership was formed.

21.	Regarding transactions between the Board and the General Partner, indicate, if true, that there are no procedures in place for addressing possible conflicts of interest which may arise.

Response: We assume that the reference to conflicts between the Board and the General Partner is meant to refer to conflicts of interest that may arise between the General Partner and its affiliates on the one hand and the Partnership on the other hand. We have also a cross reference to “Risk Factors—Risks Related to Our General Partner—Our General Partner Will Have Conflicts of Interests” and “Management—The Board of Directors of Our General Partner—Conflicts Committee” which addresses possible conflicts of interests between the General Partner and the Partnership and the procedures for addressing possible conflicts of interests.
“Who is Ensource Reserves?”, page 5
22.	Revise to clarify that the company’s financial success is completely reliant on the success of the operating company, and the general partner’s management thereof.

Response: We have revised the document to address your comment in the Questions and Answers section under “Who is Ensource Reserves?” on page 8.
“Was an Independent Representative...,” page 9
23.	In light of the decision made to not receive a fairness opinion with respect to the exchange offer consideration being offered, please revise to provide throughout the prospectus, further background as to the basis for the consideration amount offered in the offer.

Response: We have revised the document to provide, throughout the prospectus, further background as to the basis for the consideration amount offered in the exchange offer, including the factors listed in the Questions and Answers section in the fourth paragraph under “Was an Independent Representative Engaged on Behalf of the Depositary Unitholders or Did the Trust Receive a Fairness Opinion with Respect to this Exchange Offer?” on page 13.

“What is the Market Value...,” page 12
24.	Indicate in the response that there is no current market for the common units of the partnership that would be offered to deposit unit holders in the exchange.

Response: We have revised the document to disclose that there is no current trading market for the common units of the Partnership that would be offered to deposit unit holders in the exchange.
Summary, page 14
Reasons for the Offer, page 15
25.	The summary should summarize and not repeat in its entirety, disclosure found in the Background and Reasons for the Exchange Offer section of the prospectus. In this regard, we note that the disclosure under this heading is substantially identical to disclosure appearing on page 59. Please revise the summary discussion accordingly.

Response: We have revised the Summary in response to your comment.

26.	Please move the organizational chart that appears on page 23, closer to the commencement of the Summary section. Consider revising this chart to reflect the ownership interest that the Former Trust Unitholders will have in the Partnership as compared to the General Partner. Further disclose the members of Ensource.

Response: We have moved the organizational chart closer to the beginning of the Summary section. We have also revised the chart to reflect the ownership interest the former trust unitholder will have in the Partnership as compared to that of the General Partner and to disclose the members of Ensource.

27.	Tell us what you mean by the “business mode of the publicly traded Canadian energy income funds” and provide objective support for your statements that they “have been quite successful.” In the alternate, remove those statements.

Response: We have revised the document to describe the business model of the Canadian energy income fund. In addition, we have eliminated the statements that they “have been quite successful.”
Exchange of Depositary Units; Delivery of Partnership Common Units and Cash, page 16
28.	You indicate here that the Partnership will “accept all depositary units validly tendered and not properly withdrawn as promptly as practicable after the expiration date...” Please revise to state that you will pay the exchange consideration “promptly,” not “as promptly as practicable,” following the expiration of the offer, and not after acceptance of the depositary units for exchange. Refer to Rule 14e-1(c). See also your disclosure on page 64 where you refer to the exchange and return of units “as soon as practicable” instead of “promptly.”

Response: We have revised the document by using “promptly” after the expiration of the offer instead of the prior language, in accordance with Rule 14e-1(c).
Second-Step Merger, page 19
29.	Please revise the disclosure to include a discussion that expands upon the risk of the trustee withholding its consent to the merger and the implications to your business plan and unitholders should this occur.

Response: We have revised the document to include a more expansive discussion of the risk of the trustee withholding its consent to the merger and the implications thereof.
Risk Factors, page 33
30.	A significant portion of the risk factor discussion contains generic risks, applicable to any company in the industry. To provide more meaningful disclosure, please revise to tailor the risk factor discussion to discuss only those risks that impact you and disclose the unique aspects of your business and business plans that would be affected by such risks. For example but not limited to, the risk factor discussion under the heading “Substantial acquisitions or other transactions...,” on page 39 does not address the unique risk you may face, as a newly formed company, in obtaining equity or debt financing. To the extent applicable, review the risk factors and revise them to include a more tailored discussion. We may have further comments.

Response: We have revised the risk factor section of the document in response to your comment.

31.	Avoid repetitive disclosure in the risk factor discussion. We note, for example, the risk regarding industry competition is repeated in varying forms, on pages 37 and 45.

Response: We have revised to document to avoid repetitive disclosure.

32.	Please revise your risk factor headings throughout this section to succinctly capture the principal risk described in the risk factor disclosure under the heading. We note for example, lengthy headings for the risks, on page 34, “Our future distributions...,” and “Pending our review...,” and on page 37, “The Operating Company...” Please revise accordingly.

Response: We have revised the risk factors headings in the document to capture the principal risk and to avoid lengthy headings.
“Our future distributions...,” page 34
33.	Please clarify the risk being disclosed. It would appear that the risk is the company’s reliance on the operating company, through the management of the general partner, to successfully acquire and develop properties to be burdened by the net profits interests you will acquire. If so, note our comment above regarding elimination of repetitive disclosure as this risk appears to substantially reflect the risk disclosed under the heading “Our acquisition activities may not be successful...” on page 35. Please revise or advise.

Response: We have revised the risk factor under the heading “Our future distributions . . .” on page 43 in response to your comment and removed the risk factor under the heading “Our acquisition activities may not be successful...”
“We may not have sufficient...,” page 35
34.	Please revise to shorten the risk factor. Delineate the circumstances that could lead to distributions not occurring. Provide cross-references to definitions that appear elsewhere in the prospectus.

Response: We have revised the risk factor in response to your comment.
“If the General Partner...,” page 46
35.	Please reconcile for us the disclosure under this heading and the disclosure regarding management’s lack of experience found on page 53.

Response: We have revised the document to reconcile the disclosure in response to your comment.

36.	Revise the heading of the risk factor to specify that you have no employees and indicate the total number of employees you currently have. As disclosed on page 86, expand the risk factor discussion to indicate that Ensource Energy Company LLC has not yet hired any additional employees or contracted oil and gas professionals and the impact the failure to identify and retain such individuals will have on your operations and business.

Response: We have added the risk factor under the heading “The Operating Company and Ensource do not currently have any employees ...” on page 54 in response to your comment.
“Our General Partner may have...,” page 53
37.	Revise the risk factor to indicate that there “is” rather than “may be” a conflict of interest due to the fact that your general partner and its general partner are managed and controlled by the same persons.

Response: We have revised the risk factor to indicate that our General Partner “will” have conflicts of interests.

“The Operating Company will pay...,” page 55
38.	Eliminate the disclosure regarding the management fee scale and second paragraph of the disclosure under this heading so that proper emphasis is placed on the risk to unitholders and the company caused by the incentive distribution system as delineated in the last paragraph of the disclosure under this heading.

Response: We have revised the risk factor according to your comment.
“Ensource may be removed...”, page 56
39.	Inform us of the identity of the limited partners of your general partner.

Response: We have revised the risk factor under the heading “Ensource may be removed...” on page 64 to include the identity of the limited partners of the general partner of the Partnership.
The Offer, page 61
Extension, Termination and Amendment, page 62
40.	See the third full paragraph of this discussion. You refer to your ability to terminate the offer under circumstances that will arise after the expiration of the offer. We take the position that all conditions to the offer must be satisfied or waived prior to the expiration of the offer. Please revise. Further, consider moving this disclosure, to the extent you retain it, to the discussion that appears on page 67 under “Conditions of the Offer.”

Response: We have revised the disclosure to make it clear that the ability to terminate the exchange offer is limited to the time prior to the expiration of the offer. We have left the disclosure in this section so as to give meaning to the discussion of termination of the exchange offer on page 77.

41.	Confirm that you will disclose sufficiently in advance of the expiration of the offer, whether you will have a subsequent offering period. Further, please supplement the disclosure to indicate that no withdrawal rights would be available to persons who tender during the subsequent offer period.

Response: We have revised the prospectus to clarify that we do not intend to have a subsequent offering period.
Exchange of Depositary Units; Delivery of Our Common Units and Cash, page 63
42.	Revise the language reserving the right to delay exchange of units “in order to comply with any applicable law.” Payment may be delayed in anticipation of governmental regulatory approvals, not to effect general legal compliance.

Response: We have revised the document to delete the statement “in order to comply with any applicable law” and added the statement “in order to secure governmental regulatory approvals.”
Conditions of the Offer, page 64
43.	We note that you may determine in your “sole discretion” whether to terminate the offer based upon whether certain offer conditions have occurred or are satisfied. We remind you that, while you may terminate the offer in your discretion, you must exercise a reasonableness standard in determining whether a condition has been satisfied. Please revise.

Response: We are aware that the Partnership’s exercise of its right to terminate the offer is subject to a “reasonableness standard”. We have revised the document to so indicate in response to your comment.

44.	Eliminate your usage of defined terms and instead, delineate the conditions of the offer as done in the Questions and Answers section of the prospectus. In doing so, please revise to clarify the “impairment condition” and it’s reference to “the expected economic value.” We take the position that a tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, “the expected economic value” is unclear. Please revise.

Response: We have revised the document to provide clarity and specificity to the conditions in response to your comment.

45.	See the last clause of this paragraph where you refer to “after the expiration date” with respect to the satisfaction of certain conditions. Please revise the disclosure to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived on or before the expiration of the offer.

Response: We have revised the document in response to make clear that all conditions to the offer must be satisfied or waived on or before the expiration date.

46.	In the last paragraph, we note that you may assert or waive the conditions “in whole or in part at any time and from time to time.” In addition, you refer to such right as an “ongoing right which [you] may assert at any time and from time to time.” Defining the conditions as an “ongoing right” suggests that conditions may be asserted after the expiration of the offer. Please revise to make clear that all conditions to the offer, other than those dependent upon receipt of governmental regulatory approval, must be satisfied or waived prior to the expiration of the offer.

Response: In response to this comment we have revised the disclosure to clarify that the rights/conditions, other than those dependent upon receipt of governmental regulatory approval, must be satisfied or waived prior to expiration of the offer.
Source and Amount of Funds, page 72
47.	Elaborate upon the source of funds of the General Partner to clarify whether the contribution will be made by available cash on hand or whether such funds are expected to be borrowed for the purpose of the transaction. If the source of funds will be obtained via a capital call, please revise to discuss this. In light of this arrangement, we remind you to ensure that you have included the General Partner as a bidder on the Schedule TO when it comes time for this to be filed.

Response: We have revised the document to clarify the source of the General Partner’s contribution in response to your comment. When filed, the Schedule TO will comply with the rules applicable to it, including the inclusion of the General Partner as a bidder.
Cash Distribution Policy, page 75
48.	Given your stated intention to distribute a minimum initial quarterly distribution of $0.50 per unit, we believe that you should provide a more detailed discussion about the policy and provide support for the stated distribution amount in your filing. Please expand your disclosures in this section to include the following information:
•	rationale for your cash distribution policy;

•	restrictions on and your ability to change your cash distribution policy;

•	background and effect of the cash distribution policy, including the term of the initial distribution rate, and the uncertainty surrounding your investment strategy;

•	effects that subordinated units, including the expected timing of their conversion, are expected to have on your cash distribution policy;

•	tabular presentation of your estimated cash available to pay distributions over the next four quarters, based upon the historical information you have available;

•	tabular presentation of your unaudited pro forma available cash, depicting the amount of available cash you would have had in fiscal 2004, and in the twelve months ended March 31, 2005;

•	indication that the Partnership has no prior operating history and as such, you do not have a historical basis upon which to rely upon with respect to whether you will have sufficient available cash to pay the stated distribution amount; and

•	assumptions and considerations related to the preceding disclosure.
We may have additional comments after reviewing your revised disclosures.

Response: Please review the disclosures added under the captions “Our Cash Distribution Policy and Restrictions on Distributions” and “Partnership Agreement Provisions Relating to Cash Distributions” on pages 94-110 of the prospectus.

49.	Generally, when describing your dividend policy, please revise to state what it will be and what you will pay, rather than what you “intend” or “expect” to declare and pay.

Response: We have revised the document in response to your comment.
Characterization of Cash Distributions, page 76
50.	You disclose that you do not “anticipate” making any distributions from capital surplus. Revise to indicate specifically whether you will ever make distributions from capital surplus and provide a cross-reference to the disclosure on page 79 that indicates the circumstances under which such a distribution would ever be made. We may have further comments.

Response: We have revised the document in response to your comment and provided a cross-reference to the distributions from capital surplus section.
Partnership Business and Properties, page 82
Our Growth Strategy, page 85
51.	Identify the independent oil and gas research firm in the second paragraph. Provide us with copies of the materials and reports you cite. If you paid to have these reports prepared, file a consent from the research firm.

Response: In response to this comment, we have expanded the disclosure set forth under the caption “Investment Size and Ownership Types” on page 119 of the prospectus to advise investors that currently the Partnership does not anticipate more than one investment per year exceeding $100 million and to identify the producing U.S. bases where it is likely to seek acquisitions.
Investment Size and Ownership Types, page 86
52.	To facilitate an investor’s understanding of your business plan, please specify the estimated percentage of projects that will be in the $10-$50 million range versus the $51-$100 million range. Quantify generally, how much more above $100 million, the “few investments” you reference could be. Further, specify the “producing basins” in the United States or general geographic area where the operating company is seeking to make acquisitions.

Response: In response to this comment, we have expanded the disclosure set forth under the caption “Investment Size and Ownership Types” on page 119 of the prospectus to advise investors that currently the Partnership does not anticipate more than one investment per year exceeding $100 million and to identify the producing basins where it is likely to seek acquisitions.
Pursuing Acquisitions with a Large Producing Component, page 86
53.	Disclose the timeline Ensource Energy Company LLC has established to hire full-time and contract oil and gas professionals and whether any such professionals have already been hired. Further, as indicated in the preceding paragraph on this page, please disclose that as of the date of the exchange offer, no acquisitions have been identified or made.

Response: Please see the disclosure added on page 120 of the prospectus.
NGT Properties, page 90
54.	Please revise, pursuant to the requirements of Item 14 of Form S-4, to specifically indicate that you and the affiliated entities managed by Ensource Energy Company LLC currently do not own any properties.

Response: We have revised the disclosure on pages 114 and 124 to specifically state that the Partnership and its affiliated entities do not own any properties.

55.	Please ensure that you have provided information about the Trust as required pursuant to Part C of Form S-4. If furnishing information about the Trust pursuant to Items 10 or 11 of Form S-4, please specifically incorporate by reference the Exchange Act reports filed by the Trust and provide the information required by the requisite items. If not, then revise to include the disclosure required by Item 16 of Form S-4. We note your reference to the exclusion of information required to provide complete disclosure “regarding the business, operations and financial condition of NGT” on page v, however, we presume that this is in reference to the exclusion of certain financial information. Please revise or advise.

Response: We have elected, pursuant to Item 16 of Form S-4, to make disclosures pursuant to Item 12(b) of Form S-4. We are unable include Item 13 of Form S-4 because NGT does not meet the requirements of Form S-2 or S-3. We have copied directly from NGT’s Annual Report on Form 10-K and 10-K/A for the fiscal year ended December 31, 2004 additional disclosures regarding NGT’s business and operations. Specifically, we have added the following sections to “NGT Properties”:
•	"—Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	"—Critical Accounting Policies”;

•	"—Liquidity and Capital Resources”;

•	"—Results of Operations”;

•	"—Off-Balance Sheet Arrangements”;

•	"—Quantitative and Qualitative Disclosure About Market Risk”;

•	"—Evaluation of Disclosure Controls and Procedures”;

•	"—Changes in Internal Control Over Financial Reporting”; and

•	"—Trustee’s Report on Internal Control over Financial Reporting”.
In regards to the exclusion of information required to provide complete disclosure, NGT and its trustee have not participated in the drafting of the Form S-4; nor cooperated with Ensource in the preparation of any part of the Form S-4. We have had to rely on publicly available information. We have clarified this point by adding additional disclaimer language on page v, immediately under the heading “Note on NGT Information.
Our Board of Directors and Executive Officers, page 101
56.	Move the information provided in Schedule 1 to this section so that you provide complete biographical sketches and the information required by Item 1003 of Regulation M-A.

Response: We have moved the information in Schedule I and included the information on pages 142 and 143 to provide complete biographical sketches of the board of directors and executive officers.
Description of the Partnership Agreement, page 115
57.	We refer you to your discussion under Limited Call Right. Please advise us as to what consideration was given as to whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised. If you believe an exemption from the tender offer rules is available to you, please advise.

Response: We have revised our document to disclose on page 171 of the prospectus all applicable tender offer rules in the event the general partner exercises its right.
Comparison of Depositary Unitholders’ and Common Unitholders’ Rights, page 129
58.	See the top of page 131 and your discussion of Election and Removal of Directors/Trustees. The paragraph that appears under the Rights of Depositary and Trust Unitholders states that “[t]he trustee and Delaware trustee may be removed with the vote of the holders of not or without cause.” This sentence appears to be incomplete. Please revise.

Response: We have revised the sentence to correct the typographical errors in response to your comment.
Financial Statements, page F-1
59.	We believe it will be necessary to include pro forma financial information in your registration statement, prepared in a manner that is consistent with the guidance in

Article 11 of Regulation S-X. We encourage you to consult with us regarding any special difficulties you may have under paragraph (b)(6).

Response: We have included the requested information under the caption “Unaudited Pro Forma Condensed Combined Financial Statements of the Partnership” on page 67 in the prospectus.
Engineering Comments
Exhibits: Ryder Scott Company Reserve Report, page A-1
60.	The report states that Eastern American Natural Gas Trust required for the purpose of the Ryder Scott report that Ryder Scott include Royalty NPI calculated beyond the Liquidation Date of May 15, 2013, even though by the terms of the Trust Agreement the Royalty NPI will be sold by the Trustee on or about this date. Please tell us the materiality of the Royalty NPI and reserves that are represented by reserve quantities that are not estimated to be recovered until after the estimated date of sale by the Trustee.

Response: Unlike the Term NPI, the Royalty NPI does not have a finite term. As a result, the Partnership expects that, while the Royalty NPI will be sold by the trustee on or about May 15, 2013, the sale of that Royalty NPI will reflect a value for the future cash flows arising in connection with the Royalty NPI. The Partnership believes, as it appears NGT and its independent reserve engineer do as well, that the reserves associated with the Royalty NPI that would be produced after May 15, 2013 should be reflected in the reserve quantities reported by NGT.